January 11, 2006


Daniel T. Meisenheimer, III, President
United States Basketball League
46 Quirk Road
Milford, CT 06460


	Re:	United States Basketball League
		Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
Filed July 27, 2005
		File No. 001-15913
		Response Letter dated December 29, 2005


Dear Mr. Meisenheimer, III:

      We have reviewed your Form 10-QSB for the fiscal quarter ended
May 31, 2005 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.



Form 10-QSB for the Fiscal Quarter Ended May 31, 2005

Consolidated Statements of Operations, page 4

1. Your response did not fully address our prior comment number one from our letter dated November 1, 2005. We reissue our prior comment number one.

2. We note your response to the prior comment number one from our letter dated November 1, 2005. You mentioned that your broker statements indicated certain errors in your accounting for marketable securities. Please explain to us in detail the nature of the error, the correcting adjustment amount and the periods effected by the error. Please also tell us why you decided to incorporate the corrections prospectively. To the extent that they are material, you would need to restate your prior period financial statements.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Meisenheimer, III
United States Basketball Association
January 11, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

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